Form C

Cover Page

Name of issuer:

Love Sun Body LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 9/17/2012

Physical address of issuer:

50 Cummings Circle
West Orange NJ 07052

Website of issuer:

http://lovesunbody.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class D Membership Units

Target number of securities to be offered:

138,889

Price:

$0.78000

Method for determining price:

Dividing pre-money valuation $21,350,726.30 (or $19,708,362.70 for investors in the first $199,999.44) by number of units outstanding on fully diluted basis.

Target offering amount:

$100,000.08

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.74

Deadline to reach the target offering amount:

12/2/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$396,915.00	$608,889.00
Cash & Cash Equivalents:	$202,736.00	$431,026.00
Accounts Receivable:	$2,155.00	$2,878.00
Short-term Debt:	$409,970.00	$48,734.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$165,785.00	$70,145.00
Cost of Goods Sold:	$308,165.00	$112,307.00
Taxes Paid:	$0.00	$0.00
Net Income:	($811,744.00)	($789,160.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Love Sun Body LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Steve Liaci	Rehab Sales Specialist	Invacare	2012
Dr. Brian Brazzo, MD	Oculoplastic Surgeon	Dr. Brian G. Brazzo, MD	2020
Kevin Gallagher	Consultant	Founder at Kevin Gallagher Consulting LLC	2018
Dr. Terry Zickerman	CEO	Love Sun Body	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dr. Terry Zickerman	CEO	2012
Brian M. Hand	Secretary	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dr. Terry Zickerman	17099709.0 Class A-B Units	63.12

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company can offer no guarantee that future results will conform to the projections. Our operations are subject to all risks inherent in an early stage business enterprise operating in a competitive market. Our financial projections represent our expectations of future performance based on assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with an early stage business and the competitive environment in which we will operate.

A variety of factors may cause our operating results to fluctuate significantly. Many of these factors are outside of our control. They include: the effectiveness of our new product launch and sales and marketing campaign; market acceptance of our products; our ability to develop new products; the amount and timing of operating costs and capital expenditures; introduction by competitors of new or enhanced products; price competition; and fluctuations in general economic conditions as well as economic conditions specific to our industry. One or more of these factors could materially and adversely affect our operating results in future periods. These factors could have a material adverse impact on our ability to implement our business plan, achieve our financial projections or achieve profitability.

Although we believe that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

The Company's summary financial projections have been developed by Management based on assumptions, estimates and judgments regarding future events. They represent our expectations of future Company performance based on such assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

The Company was formed in 2012 and has never been profitable. Our operating history may not provide a meaningful basis on which to evaluate our business. There can be no assurance that we will reach or maintain profitability or generate sufficient funds from operations to meet our cash commitments. We anticipate that our operating expenses will increase as we grow. However, any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

-implement our business model and strategy and adapt and modify them as needed
-increase awareness of our brand, protect our reputation and develop customer loyalty
-anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on its business from time to time as they respond to evolving social, environmental and economic changes
-manage expanding operations and product offerings
-develop international markets for our products
-obtain required regulatory approvals for our towel applicators effectively -defend our patents from challenges and infringement
-maintain adequate control of expenses
-attract, retain and motivate qualified personnel
-maintain and develop new contractual arrangements with manufacturers, retailers, influencers and other important operational relationships
-anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in applicable government regulations, actions taken by our competitors, technological developments and other significant competitive and market dynamics

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected. If we cannot generate sufficient revenues to operate profitably or we are unable to raise additional capital, we may enter into a business combination which may ultimately decrease value to our Members or cause us to cease operations.

The Company's development and sales have been delayed and adversely impacted by the worldwide Corona-19 epidemic. We are unable to provide any assurances or estimates regarding the affect that the continuation or exacerbation of the pandemic will have on our business.

Although the Company believes that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

The securities the Company is offering are highly speculative and involve a high degree of risk. There can be no guarantee that you will realize a substantial return on your investment, or any return at all, or that you will not lose your entire investment. For this reason, you should read all information provided carefully and should consult with you own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

We believe that if we are successful in raising at least $1,070,000 from this offering, the net proceeds will be sufficient to meet our current working capital needs for at least the next 12 months, and that thereafter we will have sufficient revenue from our operations to fund our working capital needs. However, there can be no assurance that we will be able to raise the full $1,070,000, or that our operations will produce sufficient revenues to fund our working capital needs. Furthermore, there can be no assurance that we will not need additional capital to carry out our business plan and fund our operations or that such additional capital will be available to us, or be available on terms as beneficial as the terms of this offering. Such additional capital may result in dilution to our members. Our failure to secure adequate funding necessary to implement our business plan could have a material adverse effect on the Company.

The offering price for the Units the Company is offering was arbitrarily determined and bears no relationship to the Company's assets, book value, earnings or other established criteria of value. In determining the offering price such factors as our operating results to date, limited financial resources, the nature of our assets, estimates of our business potential, estimates of the value of our patents, the amount of equity and management control desired to be retained by our founders and the general condition of the market in which we intend to operate were considered.

The Company plans to expand distribution through premium retail stores and on-line sales, with a goal of establishing nationwide distribution. There can be no assurance that we will be successful in our efforts to expand distribution through these channels or that any retail stores will provide sufficient business, sales and distribution support to us in the appropriate market for our products.

Our business plan also includes the expansion of sales of our products into international markets, primarily through distributors. There can be no assurance that we will be able to obtain required regulatory approvals for the sale of our products in international markets, that we will be able to contract with international distributors on favorable terms, or that our products will obtain acceptance in the international markets.

The Company, as a distributor of sun protection products, may be exposed to significant product liability claims by consumers, insurance carriers and other third parties. We believe that our liability insurance coverage is sufficient to protect our business against these risks. However, there can be no assurance that such insurance will be sufficient to cover all possible liabilities. In the event a successful suit is brought against the Company, insufficiency of insurance coverage could have a material adverse effect on us. Moreover, any adverse publicity arising from claims made against us, even if such claims are not successful, could adversely affect the reputation and sales of our products. Furthermore no assurance can be given that we will continue to be able to obtain adequate insurance coverage on terms that are at least as favorable as those currently available to us.

The Company's management will have broad discretion in the application of the net proceeds of this offering.

The Company's Limited Liability Company Agreement provides for indemnification of the Managers and officers to the fullest extent permitted by the laws of the State of Delaware. In addition, under the Limited Liability Company Agreement, no Manager will be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a Manager other than for liability resulting from (i) any breach of the Manager's duty of loyalty to the Company or its members; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) any transaction from which a manager derives an improper personal benefit. As a result of such provisions in the Limited Liability Company Agreement, Members may be unable to recover damages against the Managers and officers of the Company for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of members instituting derivative litigation against the Managers and officers and may discourage or deter members from suing the Managers, officers, employees or agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company or its Members.

This document contains various forward-looking statements that are based on the Company's beliefs, as well as assumptions made by and information currently available to us. When used in this Memorandum, the words "believe", "anticipate", "expect", "intend" and similar expressions are intended to identify forward-looking statements. The accuracy of forward-looking statements is subject to certain risks, uncertainties and assumptions, including those identified under "RISK FACTORS". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you not to place undue reliance on any such forward-looking statements.

Purchasers of the Units the Company is offering must be aware of the potential long-term nature of their investment and be able to bear the economic risks of their investment for an indefinite period of time. The Units are being offered for investment purposes only and not with a view to resale. No trading market currently exists for any securities of the Company, and there can be no assurance that such market will develop after an investment in the Company. The Units offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. The Units are being offered and sold pursuant to exemptions from applicable federal and state registration requirements, allowing for transactions which do not involve a "public offering". We have no obligation to register the Units in the future. Any subsequent sales of the Units by investors may only be permissible if an exemption from the applicable federal and state registration provisions is available at the time of the proposed sale. We cannot guarantee that such an exemption will be available. We are not presently subject to the periodic reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and may or may not choose to make available to the public, in the foreseeable future, information with respect to our affairs sufficient to permit the use of Rule 144 under the Securities Act as a means of disposing of an investment in the Company. Consequently, you may not be able to liquidate your investment in the event of any emergency.

If the proceeds of this offering and/or the revenues generated by the Company from its operations are insufficient to implement our business plans, as they may be modified from time to time, it may be necessary for us to seek additional capital. We may also issue securities in connection with strategic transactions. Furthermore, as part of our business strategy, we may issue options or warrants to purchase membership interests to management, employees, consultants and business partners. Such future issuances may result in significant dilution to investors in this offering. In addition the terms of the securities issued in connection with any of the foregoing may provide for rights and privileges that are superior to those associated with the Units.

We intend to make annual distributions of the profits allocated to Members out of our liquid assets in order to provide Members with the liquidity to pay taxes due on their profit allocation, if any. In addition, our Limited Liability Company Agreement authorizes the payment of guaranteed distributions to Members who perform services for the Company. We are not required to make any other discretionary distributions to Members. In addition, our Limited Liability Company Agreement contains limitations on Members' abilities to make withdrawals from their capital accounts. Members may not be able to access the cash in their capital accounts for emergencies or otherwise.

Neither the Company, nor anyone on our behalf, has knowingly made any misleading or untrue statements of a material fact, or omitted statements of a material fact necessary to make the statements made not misleading. Notwithstanding the foregoing, this document does not purport to be a complete summary of all material information relevant to an investment decision and should not be relied upon by you without adequate due diligence (including requests for additional information if you feel it necessary in order to make an informed investment decision), and complete reading of all documents provided to you and full understanding of the contents.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brian M. Hand is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 45% Inventory, 25% Marketing & Brand Awareness, 7.5% for Wefunder Fees, and 22.5% for working capital for day to day operations.

If we raise: **$1,070,000**

Use of Proceeds: 5% Product Development, 3% Capital Expenses/Equipment, 5% Patent and Trademark Fees, 27.5% Inventory, 12% Staffing and Resources, 6% Office Rent and Utilities and 7.5% for Wefunder Fees, 7% Retail Marketing, 7% Public Relations, 13% Principle Loan Payment, 7% Digital Marketing.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $21,350,726.30 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Love Sun Body LLC is offering up to 1,254,274 units of Class D membership interest units ("units"), at a price per unit of $0.78.

Investors in the first $199,999.44 (277,777 units) of the offering will receive units at a price per unit of $0.72, and a pre-money valuation of $19,708,362.70.

The campaign maximum is $1,069,999.74 and the campaign minimum is $100,000.08.

Class D units do not have voting rights.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class D	1,989,882	596,720	No
Class C	7,189,760	4,189,760	No
Class A-B	22,305,264	22,305,264	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	280,982

Describe any other rights:

Class A-B units:

Class A-B members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class A-B members do not have voting rights. The Management of the Company is vested in the Company's Board of Managers, as defined in the Second Amended and Restated Limited Liability Company Agreement, as amended.

Class C Units:

Class C members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class C members also have Liquidation Preferences, Preemptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class C members do not have voting rights. The management of the Company is vested in the Board. The Company has reserved 3,000,000 Class C units for options granted under the Company's 2018 Equity Incentive Plan.

Class D Units:

Class D members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class D members also have Liquidation Preferences, Preemptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class D members do not have voting rights. The management of the Company is vested in the Board.

None of our units hold voting power; all voting decisions are made by the Board of Managers of the LLC.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The units offered will be subject to dilution for future issuances, and future classes that may be given superior rights. Currently there is no class outstanding with superior rights. Class C has pari passu anti-dilution rights and liquidation preference.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

All management authority is vested in the Company's Board of Managers. The principal holder of units, Dr. Terry Zickerman, is a member of the Board. The Board may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the** holders of a majority of the issued units, may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **These unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Unitholders could decide to force the Company to **sell** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if the Board causes the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our Class D membership units that take into account factors such as the following:

1. unrelated third party valuations of our Class D membership units;
2. the price at which we sell other securities, such as convertible debt or other classes of units, in light of the rights, preferences and privileges of our those securities relative to those of our Class D Membership units;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common units;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company and will not have voting rights, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its Board of Managers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Steven Bookoff
Issue date	05/24/19
Amount	$300,000.00
Outstanding principal plus interest	$250,000.00 as of 08/27/20
Interest rate	12.0% per annum
Maturity date	11/30/20
Current with payments	Yes

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2018	Section 4(a)(2)	Class A-B Membership Interest Units	$42,800	General operations
3/2018	Section 4(a)(2)	Class A-B Membership Interest Units	$40,000	General operations
9/2018	Section 4(a)(2)	Class C LLC Membership Interests	$1,267,872	General operations
12/2019	Section 4(a)(2)	Class D Membership Interest Units	$250,001	General operations
2/2020	Section 4(a)(2)	Class D Membership Interest Units	$175,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dr. Terry Zickerman
Amount Invested	$42,800.00
Transaction type	Priced round
Issue date	03/03/18
Relationship	Founder

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We invent, manufacture and sell innovative natural sunscreen and skincare that is certified 100% natural origin to the Cosmos Natural standard. Cosmos Natural is one of the world's most rigorous certification processes for natural cosmetics. Amidst a confusing, unregulated natural beauty marketplace, our certification gives customers transparency about our product, ingredients and more – as well ensuring they can trust that our formula is safe for humans and non-toxic to the environment.
In next 5 years, our goal is to be a profitable business that is one of the top 5 natural sunscreen brands in the U.S. and one of the top 10 skincare brands in the clean beauty space.

Milestones

Love Sun Body LLC was incorporated in the State of Delaware in September 2012. All patents are owned by Love Sun Body LLC.

Since then, we have:

- A certified, safe alternative to unregulated natural products & questionable chemical sunscreens
- Google searches for mineral sunscreen have increased 100% since 2018
- +47% revenue YOY from Q2 2018 - 2019, on trend to beat Y2 (despite COVID) only 5 months into Y3
- Despite 65% retail store closure for 4 months, sales YTD (5 mos) are more than 50% of last year
- Ramping up digital, e-commerce sales growing 100% MOM and up 30% to last year, with July up 600% YOY
- International IP on revolutionary sunscreen applicator targeting $1.3B spray sunscreen market
- Able to capitalize on $20B clean beauty biz with our new certified Cosmos Natural skincare & makeup

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $165,785 compared to the year ended December 31, 2018, when the Company had revenues of $70,145. Our gross margin was -85.88% in fiscal year 2019, compared to -60.11% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $396,915, including $202,736 in cash. As of December 31, 2018, the Company had $608,889 in total assets, including $431,026 in cash.
- *Net Loss.* The Company has had net losses of $811,744 and net losses of $789,160 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $409,970 for the fiscal year ended December 31, 2019 and $48,734 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in debt and $1,975,673 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Love Sun Body LLC cash in hand is $35,000, as of August 2020. Over the last three months, revenues have averaged $20,284/month, cost of goods sold has averaged $12,881/month, and operational expenses have averaged $42,914/month, for an average burn rate of $35,511 per month. Our intent is to be profitable in 12 months.

Due to our retail partners brick and mortar stores being closed from March through April, our retail partners sold only by online commerce. Vacation travel was down due to Covid-19, affecting our online and Amazon sales..

Our revenues are expected to be between $60,000 and $100,000 over the next three to 6 months. Our expenses are expected to be between $90,000 and $180,000 over the next three to 6 months. We expect a revenue lift this fall by the continued ramping up digital, e-commerce sales that stated this summer and the moisturizing mineral face sunscreen, that will continue with the launch of the four tinted sunscreens launching this winter.

We can apply for a commercial loan, funding from unitholders, corporate credit card and vendor financing and an equity line of credit.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://lovesunbody.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Love Sun Body Subscription Agreement
- Love Sun Body Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brian M. Hand
- Dr. Brian Brazzo, MD
- Dr. Terry Zickerman
- Kevin Gallagher
- Steve Liaci

Appendix E: Supporting Documents

- Complete_LLC_Agreement_with_Amendments.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Love Sun Body Subscription Agreement
- Love Sun Body Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brian M. Hand
- Dr. Brian Brazzo, MD
- Dr. Terry Zickerman
- Kevin Gallagher
- Steve Liaci

Appendix E: Supporting Documents

- Complete_LLC_Agreement_with_Amendments.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Love Sun Body LLC

By

Dr. Terry Zickerman

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Steve Liaci

Director

9/4/2020

Kevin Gallagher

Independent Board Director

9/4/2020

Brian Gerald Brazzo

MD

9/3/2020

Dr. Terry Zickerman

CEO

9/3/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.